Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Novadaq Technologies Inc.

We consent to the use of:

•

our Independent Auditors’ Report of Registered Public Accounting Firm dated February 28, 2017 on the consolidated financial statements of Novadaq Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and

•	our Report of Independent Registered Public Accounting Firm dated February 28, 2017 on the Company’s internal control over financial reporting as of December 31, 2016,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2016.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-181836 and No. 333-204136) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 22, 2017

Toronto, Canada